AB 2/28

KH 2/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&A Financial Services, Inc.
P&A Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Court Street
(No. and Street)

Buffalo (City) New York (State) 14202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Duggan 716-852-2611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015760

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH. D.C.
211

P&A FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedule

December 31, 2010

(With Independent Auditors' Report and Supplemental Reports Required by Securities and Exchange Commission Rules)

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
WILLIAMSVILLE, NY

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&A Financial Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

DAMIAN P WEBER
NOTARY PUBLIC STATE OF NEW YORK
ERIE COUNTY
01WE6227948
COMM. EXP. 9-14-14

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P & A FINANCIAL SECURITIES, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5	10 - 11
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	12 - 13

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT

The Board of Directors
P&A Financial Securities, Inc.:

We have audited the accompanying statement of financial condition of P&A Financial Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P&A Financial Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under to Rule 15c3-1 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 7, 2011

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

P&A FINANCIAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

Assets	
Current assets:	
Cash	$ 29,734
Accounts receivable	8,558
Commissions receivable	4,935
Total assets	$ 43,227
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	15,078
Commissions payable	3,757
Accrued expenses	9,912
Total liabilities	28,747
Stockholder's equity:	
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	4,480
Total stockholder's equity	14,480
Total liabilities and stockholder's equity	$ 43,227

See accompanying notes to financial statements.

P&A FINANCIAL SECURITIES, INC.
Statement of Income
Year ended December 31, 2010

Operating income - commissions	$ 2,296,165
Operating expenses:	
Commissions	1,579,245
Salaries	272,846
Insurance	64,894
Vehicles, travel and entertainment	26,141
Computer and software	11,760
Miscellaneous	10,030
Regulatory fees	9,666
Payroll taxes and fringe benefits	9,072
Telephone	4,966
Professional fees	4,575
Dues and subscriptions	1,789
Postage and delivery	1,510
Utilities	1,467
New York State franchise fee	1,000
Office supplies	352
Licenses and permits	20
Total operating expenses	1,999,333
Net income	$ 296,832
Basic income per share	$ 2,968.32

See accompanying notes to financial statements.

P&A FINANCIAL SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2010

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2009	$ 100	9,900	11,439	21,439
Net income	-	-	296,832	296,832
Stockholder distributions	-	-	(303,791)	(303,791)
Balances at December 31, 2010	$ 100	9,900	4,480	14,480

See accompanying notes to financial statements.

P&A FINANCIAL SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 296,832
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Accounts receivable	(3,394)
Commissions receivable	(3,463)
Accounts payable	10,160
Commissions payable	(1,378)
Accrued expenses	1,264
Net cash provided by operating activities	300,021
Cash flows from financing activities - stockholder distributions	(303,791)
Net decrease in cash	(3,770)
Cash at beginning of year	33,504
Cash at end of year	$ 29,734

See accompanying notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2010

(1) Organization

P&A Financial Securities, Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation is an "introducing broker," who does not take possession of customer funds or carry customer accounts. The Corporation was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Subsequent Events

The Corporation has evaluated events after December 31, 2010, and through February 7, 2011, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

The Corporation has an agreement with an affiliate which requires the Corporation to pay the affiliate approximately 55% of gross income received from all of its pension related business. The agreement also requires the Corporation to reimburse the affiliate for various services, supplies and expenses. Related expenses for the year ended December 31, 2010 amounted to $1,049,479.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are also restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2010, the Company's net capital and required net capital (as defined) were $12,513 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 2.30 to 1.

(5) Income Taxes

The Corporation has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. All items of taxable income, deductions and tax credits are passed through to and are reported by the Corporation's owner on his respective income tax returns. The Corporation's federal tax status as a pass-through entity is based on its election to be treated as an S Corporation. Accordingly, the Corporation is not required to take any tax positions in order to qualify as a pass-through entity. The Corporation is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Corporation has no other tax positions which must be considered for disclosure.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(ii) of the rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 as prepared by the Corporation, disclosed that no material differences exist.

P&A FINANCIAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net Capital:	
Total stockholder's equity from statement of financial condition	$ 14,480
Deduct non-allowable assets from statement of financial condition	(1,967)
Net capital	12,513
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness - $1,916 or $5,000)	(5,000)
Excess net capital	$ 7,513
Aggregate indebtedness:	
Accounts payable	15,078
Commissions payable	3,757
Accrued expenses	9,912
Total aggregate indebtedness	$ 28,747
Ratio - Aggregate indebtedness to net capital	2.30 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
P&A Financial Securities, Inc.:

In planning and performing our audit of the financial statements of P&A Financial Securities, Inc. (the Corporation) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 7, 2011

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURCES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholder
P&A Financial Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by P&A Financial Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating P&A Financial Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). P&A Financial Securities, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (examined copy of cancelled check) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (examined cash receipt documentation) noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (examined Form SIPC-7T and traced amounts to supportive documentation) supporting the adjustments noting no differences.

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 7, 2011